UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11018755

Expires:	April 30, 2013
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-28009

FEB 28 2011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royal Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4095 Chicago Drive, S.W.
(No. and Street)

Grandville	MI	49418
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Megan Browen
Chief Financial Officer
(616) 538-2550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiekover, Scholma & Shumaker, PC.
(Name – *if individual, state last, first, middle name*)

205 East Main Street	Zeeland	MI	49464
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/12

OATH OR AFFIRMATION

I, Megan Browen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal Securities Company, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROYAL SECURITIES COMPANY

TABLE OF CONTENTS

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants and Consultants

Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma
Timothy Stob

INDEPENDENT AUDITOR'S REPORT

February 11, 2011

Stockholder and Board of Directors
Royal Securities Company
Grandville, Michigan

We have audited the accompanying statement of financial condition of Royal Securities Company as of December 31, 2010, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Securities Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

ROYAL SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 211,028
Commissions receivable	368,459
Employee and other receivables	28,811
Securities owned, at fair value	286,391
Net furniture, equipment, and other improvements	135,260
Deposits	25,000
Prepaid expenses	46,453
Deferred income taxes	11,700
Total Assets	$ 1,113,102

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to clearing organizations	$ 117,739
Accrued sales commissions	332,201
Accounts payable	18,928
Accrued expenses	38,699
Accrued income taxes	16,500
	524,067
Note payable - subordinated	100,000
Total Liabilities	624,067
Stockholder's Equity	
Common stock (Class B), $1 par value; 100,000 shares authorized, 11,075 shares issued and outstanding	11,075
Additional paid-in capital	356,809
Retained earnings	121,151
Total Stockholder's Equity	489,035
Total Liabilities and Stockholder's Equity	$ 1,113,102

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commissions	$3,865,727
Net dealer inventory and investment gains	812,886
Other	206,601
Total revenues	4,885,214
EXPENSES	
Broker commissions	2,896,062
Adminstrative salaries	552,364
Payroll related taxes	175,437
401(k) contribution	72,225
Group insurance	152,070
Other employee benefits	6,846
Clearing fees	118,584
Data communications	166,262
Advertising	26,168
Occupancy	282,058
Depreciation and amortization	50,277
Dues and subscriptions	12,194
Maintenance	46,993
Utilities	31,613
Taxes and licenses	31,253
Regulatory fees	44,826
Legal and professional	18,470
Outside services	28,574
Postage	22,241
Office supplies	28,291
Interest	6,829
Other	108,109
Total expenses	4,877,746
Income before income taxes	7,468
INCOME TAXES	
Federal income tax (expense) benefit	2,600
Michigan Business Tax expense	(36,750)
Total income tax (expense) benefit	(34,150)
NET INCOME (LOSS)	$ (26,682)

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balances, January 1, 2010	11,075	$ 11,075	$ 356,809	$ 147,833	$ 515,717
Net income (loss)	-	-	-	(26,682)	(26,682)
BALANCES, December 31, 2010	11,075	$ 11,075	$ 356,809	$ 121,151	$ 489,035

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2010

Subordinated borrowings at January 1, 2010	$ 100,000
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2010	$ 100,000

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES		
Net income (loss)		$ (26,682)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	$ 50,277	
Deferred income taxes	(2,600)	
Change in assets and liabilities:		
(Increase) decrease in commissions receivable	(125,530)	
(Increase) decrease in receivables from non-customers	(4,913)	
(Increase) decrease in other assets	20,932	
(Increase) decrease in securities inventory	(234,827)	
Increase (decrease) in accounts payable and accruals	206,172	
Total Adjustments		(90,489)
Net Cash Provided (Used) By Operating Activities		(117,171)
INVESTING ACTIVITIES		
Purchase of equipment		(11,339)
Net Increase (Decrease) in Cash and Cash Equivalents		(128,510)
Cash and Cash Equivalents, January 1, 2010		339,538
CASH AND CASH EQUIVALENTS, December 31, 2010		$ 211,028

See notes to financial statements.

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business Activity – Royal Securities Company (the "Company"), a wholly owned subsidiary of RSC Holdings, Inc., is a securities broker/dealer that introduces transactions and accounts on a fully disclosed basis. Because the company does not carry customer accounts it operates under certain exemptive regulatory provisions. The Company is registered with the Securities and Exchange Commission and the State of Michigan. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. Its customers are predominately individuals residing in Western Michigan.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits in banks, money market funds, and cash on hand. The Company, at certain times, maintains deposits that exceed insured limits. Management does not consider this a significant risk.

Security Transactions - Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Securities Owned - Securities owned consists of state, municipal, and corporate obligations which are reported at quoted market values. Unrealized gains and losses are recognized currently and are included in net dealer inventory and investment gains on the statement of income.

Property, Equipment and Depreciation - Property and equipment are stated at cost. Depreciation is computed using straight-line or declining balance methods over the estimated life of the assets.

Income taxes - Deferred income tax assets and liabilities are determined by applying the currently enacted tax laws and rates to the cumulative temporary differences between the carrying value of assets and liabilities for financial statements and income tax purposes. Deferred income tax expense or credit is measured by the change in the deferred income tax asset and liability accounts during the year.

The Company recognizes and measures its unrecognized tax benefits (if any) in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes it has no liability for unrecognized tax benefits at December 31, 2010.

The accrual of any interest and penalties related to unrecognized tax benefits are recognized in income tax expense. No interest and penalties were recognized in the year ended December 31, 2010.

The Company is no longer subject to federal or state tax examinations by taxing authorities for years before 2007.

Advertising Costs – The Company incurred and expensed advertising costs of $26,168 for the year ended December 31, 2010.

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Subsequent Events – In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 11, 2011, the date the financial statements were available to be issued.

NOTE B: **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 at December 31, 2010, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010 the Company had net capital of $338,856, which was $238,856 in excess of the required amount of net capital. The Company's net capital ratio was 1.55 to 1.

NOTE C: **FAIR VALUE MEASUREMENT**

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs used to measure fair value into three broad levels:

- Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the assets or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 consist of the following:

	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
Municipal debt	$ 246,651	$ -	$ -	$ 246,651
Equities	39,740	-	-	39,740
	$ 286,391	$ -	$ -	$ 286,391

NOTE D: FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements are as follows at December 31, 2010:

Leasehold improvements	$ 53,017
Office furniture and equipment	329,941
Computer equipment	52,035
Total	434,993
Less accumulated depreciation	(299,733)
Net furniture, equipment and leasehold improvements	$ 135,260

NOTE E: SUBORDINATED BORROWINGS

At December 31, 2010, the Company had a subordinated note to a shareholder of RSC Holdings, Inc. for $100,000 issued in connection with the purchase of Kent King Securities Co., Inc. The note bears interest at an annual rate of 6% and requires interest only payments. Interest payments are due monthly and totaled $6,000 for the year ended December 31, 2010. The scheduled maturity date of October 31, 2006 has been extended on a demand basis by both parties.

NOTE F: LEASES

The Company occupies office space under an operating lease agreement with a limited liability company whose owners are shareholders of RSC Holdings, Inc. expiring April 2015. Monthly rent is currently $12,000, and is subject to annual increases based on the Consumer Price Index. Rental payments under this agreement totaled $144,000 for the year ended December 31, 2010.

The Company rents office space from a limited liability company whose owner is a relative of a shareholder of RSC Holdings, Inc. under an operating lease agreement expiring August 2012, at a current monthly rental rate of $4,230. The lease contains renewal options for 2 consecutive 60 month periods at the current rate increased by the Consumer Price Index. Rent payments under this operating lease totaled $49,778 for the year ended December 31, 2010.

The Company rents office space under an operating lease agreement that expires May 2012, at a monthly rental rate ranging from $3,650 to $3,900. Rent payments under this operating lease totaled $44,675 for the year ended December 31, 2010.

The Company rents office space under an operating lease agreement that expires October 2012, at a monthly rental rate ranging from $2,929 to $3,109. Rent payments under this operating lease totaled $37,777 for the year ended December 31, 2010. The Company subleases a portion of this space under a lease agreement expiring September 2012. Sub-lease rent income totaled $10,864 for the year ended December 31, 2010.

The Company rents other office space under a month-to-month operating lease agreement, at a current monthly rental rate of $450. Rent payments under this operating leases totaled $5,400 for the year ended December 31, 2010.

Total rent expense under all leases (including short-term rentals), net of sublease rental income, was $282,058 for the year ended December 31, 2010.

NOTE F: **LEASES (Continued)**

Future minimum lease payments and sublease income under the operating leases are as follows:

Year ended December 31	Future Lease Payments	Future Lease Income
2011	$ 275,855	$ 25,452
2012	227,444	19,998
2013	144,000	-
2014	144,000	-
2015	48,000	-
Thereafter	-	-
	$ 839,299	$ 45,450

NOTE G: **PROVISION FOR FEDERAL INCOME TAXES**

The provision for federal income taxes consists of the following:

Current	$ -
Deferred	(2,600)
	$ (2,600)

Significant components of the Company's deferred tax liabilities (assets) at December 31, 2010 are as follows:

Tax over book depreciation	$ 8,653
Book over tax prepaid expenses	-
Net operating loss carryover	(16,918)
Other	(3,435)
	$ (11,700)

The Company has a net operating loss carryover of $112,786 which expires in 2020.

The Company has charitable contribution carryovers which expire as follows: $3,359 - $2011, $5,746 – 2012, $7,272 – 2013, $3,875 – 2014 and $2,899 - 2015.

NOTE H: **RETIREMENT PLAN**

The Company has a 401(k) and profit sharing plan (a "safe-harbor" plan) under which the Company contributes 3% of eligible wages for eligible employees. The plan covers all full-time employees with at least one year of service. Company matching contributions totaled $72,225 for the year ended December 31, 2010. Profit sharing contributions are at the discretion of the Company and were $0 for the year ended December 31, 2010.

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE I: **STOCK REPURCHASE AGREEMENT**

RSC Holdings, Inc. and its stockholders are parties to an agreement under which the Company has the option to repurchase shares from the stockholders upon the stockholder's death, disability, termination of employment, or offer to sell. The purchase price is the net book value of the stock except for termination of employment, whereby, the purchase price is reduced by 20% for each year that the stockholder's employment is less than 5 years.

NOTE J: **RELATED PARTY TRANSACTIONS**

The Company has a note payable to a shareholder of RSC Holdings, Inc. as described in Note E.

The Company rents office space from a limited liability company whose owners are shareholders of RSC Holdings, Inc., as described in Note F.

The Company rents office space from a limited liability company whose owner is a relative of a shareholder of RSC Holdings, Inc., as described in Note F.

The Company receives management fees from Royal Advisors, LLC, which is wholly owned by RSC Holdings, Inc. Management fees for the year ended December 31, 2010 totaled $166,054.

NOTE K: **CASH FLOW INFORMATION**

Cash paid for interest was $6,829 in the year ended December 31, 2010.

Cash paid for federal and state income taxes was $18,880 in the year ended December 31, 2010. Cash received from federal and state income tax refunds was $5,573 in the year ended December 31, 2010.

NOTE L: **CONCENTRATION OF CREDIT RISK**

The Company maintains cash balances at a financial institution located in West Michigan. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2010, the Company's uninsured bank balances totaled $0.

SUPPLEMENTARY SCHEDULE

ROYAL SECURITIES COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Total Stockholder's Equity	$ 489,035
Add	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	100,000
Total capital and allowable subordinated liabilities	589,035
Deductions	
Non-allowable assets	
Non-customer receivables	27,066
Furniture, equipment and leasehold improvements	135,260
Prepaid expenses and other	58,278
Total Deductions	220,604
Net capital before haircuts on securities positions	368,431
Haircuts on securities positions	
Trading and investment securities	
Money market account	629
State and municipal obligations	17,121
Corporate obligations	5,961
Undue concentration	5,864
Total haircuts on securities positions	29,575
NET CAPITAL	$ 338,856

ROYAL SECURITIES COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2010

Aggregate indebtedness	
Accounts payable and other liabilities	$ 524,067
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Excess net capital	$ 238,856
Excess net capital at 1500%	$ 303,918
Excess net capital at 1000%	$ 286,449
Ratio: Aggregate indebtedness to net capital	1.55 to 1

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2010).

Net capital as reported in company's Part II (unaudited) FOCUS report	$ 339,955
Audit adjustments to adjust payables and accruals	(1,342)
Audit adjustments to record additional revenues	3,940
Audit adjustments to record additional compensation	(3,693)
Other audit adjustments - net	(4)
Net capital per previous page	$ 338,856

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants and Consultants

Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma
Timothy Stob

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 11, 2011

Stockholders and Board of Directors
Royal Securities Company
Grandville, Michigan

In planning and performing our audit of the financial statements of Royal Securities Company (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness on the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit the attention of those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

ROYAL SECURITIES COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

KIEKOVER, SCHOLMA & SHUMAKER, PC
Certified Public Accountants
Zeeland, Michigan

SEC Mail Processing Section
RECEIVED
FEB 28 2011
Wash., D.C.
211

ROYAL SECURITIES COMPANY

SCHEDULE OF ASSESSMENT AND PAYMENTS [GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)] TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)

YEAR ENDED DECEMBER 31, 2010

KIEKOVER, SCHOLMA & SHUMAKER, PC
Certified Public Accountants
Zeeland, Michigan

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants and Consultants

Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma
Timothy Stob

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 17, 2011

To the Stockholder and Board of Directors
Royal Securities Company
Grandville, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Royal Securities Company, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Royal Securities Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Royal Securities Company's management is responsible for the Royal Securities Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [checks written as shown in the Company's general ledger activity] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting the following difference;

   a. Form SIPC-7 page 2 Item No. 2c.(9)(i) reports $607 of interest expense. Forms X-17A-5 for the year ended December 31, 2010 report $6,830 of interest expense. Forms X-17A-5 include $6,223 of interest paid to a partner pursuant to a partnership agreement, which is not allowed as a deduction per C.(2)(b) of SIPC-7 Instructions. Accordingly, the $6,223 was excluded from Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [general ledger details supported by RBC Dain annual settlement summary] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and us of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Dec. 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028009 FINRA DEC
ROYAL SECURITIES COMPANY 17*17
4095 CHICAGO DRIVE S.W.
PO BOX 509
GRANDVILLE MI 49468-0509

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Megan Brower 616-301-1174

2. A. General Assessment (item 2e from page 2) $ 6,224

B. Less payment made with SIPC-6 filed (exclude interest) (0)
7/21/10
Date Paid

C. Less prior overpayment applied (4728)

D. Assessment balance due or (overpayment) 1496

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 1496

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1496

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Royal Securities Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Staff Accountant/ Principal
(Title)

Dated the 16th day of Feb, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,719,162
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,078,546
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	96,167
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 1281 Asset Based Fees	1,054,324
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 607	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	607
Total deductions	2,229,644
2d. SIPC Net Operating Revenues	$ 2,489,518
2e. General Assessment @ .0025	$ 6,224

(to page 1, line 2.A.)